Exhibit 1

TRANSCRIPT OF NEWELL BRANDS TOWN HALL PRESENTATION
February 27, 2018
11:00 AM EST

Michael Polk:
Hello, everyone. Thank you. Thank you, everyone. I am delighted to be here in Kalamazoo, Michigan. I was worried that the end of February wouldn't be the best time to come to Kalamazoo given where it sits in the U.S., but it's a beautiful blue-sky day today, temperatures more like early spring than the dead of winter. So thank you for arranging that, really appreciate that.

And more importantly, I love coming to this space because what happens here is so important to our overall agenda. For all the folks that are in the room here and for the benefit of everybody else around the world, the people, there are probably about 150 people here in Kalamazoo today, and these folks are the folks that build the future of the company.

There's two things that we're investing in that are so critical to our agenda going forward. One is creating differentiated brands and at the heart of creating differentiated brands is building differentiated products. And that work starts in concept in many places around the company, but comes to life in this building. And so it's a great joy for me to be here with this team. And I'm looking forward to our activities after the town hall today to just see the progress that you're all making in creating great products on behalf of the company. So for that, thank you also for inviting me and the folks that are here with me to join you today and I look forward to that aspect of the balance of the agenda.

But before we get to that, I want to walk through our Q4 performance and talk about some of the strategic choices we're making in the business and then answer any questions you might have around either the performance of the company or some of the external events that we're dealing with as we drive our strategy into action. So I'll try to keep it focused. I've gotten a lot of feedback to be a little pithier in my commentary, which is not a natural strength, I have to admit. I sort of gab on a bit. But we'll try to keep this whole thing, from beginning to end, to an hour.

So given all the activity we have going on, you have the benefit of two gifts from Brad Turner, our Head of Legal. The first is this page of microscopic print that talks about all the forward-looking statements I'm going to make, and the second is an additional page of microscopic script that talks about all the different external events that are going on and the fact that today's presentation will be filed with the SEC, my comments will be filed with the SEC. And so in the moment we're in, we get a little bit more structured in how we manage these communications so I appreciate you're indulging that reality.

So let's get into Q4 and then get into strategically where we're headed. Q4 was a continuation of the challenges we had in the third quarter. We're dealing with a very difficult retail landscape. I'll show that to you. We've got great momentum on our brands, good momentum on our market shares. Consumer involvement in our category is really, really strong. But retailers are going through an awful lot of change as consumer shopping patterns, particularly in the U.S., shift from brick-and-mortar environments to more e-based, e-commerce-based purchasing behaviors.

And that's creating stress in the retail landscape, particularly in the U.S., that has a consequence for how our revenue gets generated as a company. And so while our brands our healthy, the work you're doing here in Kalamazoo and around the company to build those leading brand positions are yielding in terms of consumer involvement and market share growth, the challenges our retailers are having is having a consequence back into our revenue streams and therefore our earnings streams. And we have to adapt to that new reality.

And it's gotten quite acute in the back half of 2017 with some challenges we're having in our writing business, in some of the stressed retailer formats in that business, and then with some of our baby gear customers with some specific challenges. One of our leading baby gear customers is going through -- they've filed Chapter 11 bankruptcy proceedings and that's creating a dynamic that we have to adjust to.

So our results on the top line were not as good as we hoped they'd be in this context; strong consumer takeaway, but not as much sell-in. And you'll hear me talk about the disconnect between sell-out, the consumer pull of our products through the cash register, and sell-in, our ability to backfill that purchase with more business and revenue as a consequence of this retail landscape.

So as a result, our revenues are not where we wanted them to be, our earnings are not quite where we wanted them to be. In that context, we focused on cash flow delivery and did a terrific job of delivering strong cash flow despite the fact that the P&L wasn't everything we hoped it would be.

And so we delivered nearly $1 billion of cash flow in the fourth quarter, which was quite important, and that enabled us to pass value back to our shareholders both in the form of dividends and in the form of share repurchases, which we did in the fourth quarter to the tune of about $264 million. So about $1 billion of cash flow delivery, about $264 million of cash provided back to our investors, some of which are in the room, some of which are around the world on this video conference. And that was very, very important.

Now beyond that, we had a kind of mixed performance. I think it is worth calling out the tremendous momentum we've got in Latin America. I've talked about this in the past. We've delivered double-digit growth in the full year in Latin America and it's behind progress we're making in our appliances business in Latin America and continued opportunity and some progress on our writing businesses in Latin America.
Which provides a glimpse into the future for the company. We will get through this period of time that we're dealing with, with respect to retailers in both Europe and in North America. But the power of our brands as global players stands out based on the progress we're making outside of the U.S.

I can't get into the level of detail that I'd normally get into on quarterly performance because of the nature of the moment we're in, so I'll leave my comments at this level because otherwise everything I say would have to be what's called reconciled in the material for the filings that need to be made. So I'll dive into the full year discussion because the full year recs have all been done, they've been public now as a result of our presentations to investors. And as a result, I'll focus the balance of my comments on 2017 as a whole as opposed to Q4 as a specific quarter.

So on balance, I think we've had a phenomenal year. Despite the fact that we're struggling on the top line and the flow through to earnings associated with revenue, the fundamentals of our business and the choices we're making to build the company and to create these leading brands are working. We went through a lot of change in 2017. As we came together as Newell Brands in 2016, we left the organization structure as it was. We operated with our legacy org designs in the Jarden businesses and our legacy org designs in the Newell Rubbermaid businesses.

But as we entered into 2017, we began to create this one company infrastructure. We consolidated the number of divisions from 32 operating units down to 16 in the first quarter. 15 of those divisions are category-based divisions; one is an enterprise-wide e-commerce-based division. We scaled that e-commerce team. We chose to plant the flag for e-commerce in the talent hub that the New York metro area provides. And we've been working feverishly, Jeremy Liebowitz, his team and the management team, to scale our capability in e-commerce over the last year, hiring about 350 people into this talent hub.

We broadened the capability that we had built at Newell Rubbermaid with respect to the development of our brands, including the work that we do here in the design center, to cover a broader cross-section of categories to include a big chunk of the legacy Jarden business. We launched over 300 different innovation projects, strengthening the funnel of activity that is coming to market over the next two to three years. And I'll show you the development of that funnel. We tripled the legacy Jarden innovation funnel value. So if you look forward over the next three or four years, the value of ideas as measured by what's called IGRAC, which is incremental gross revenue after cannibalization, the value of that funnel is three-times greater than it was when we started. And we restructured the portfolio. In 2017, we executed 11 different merger and acquisition transactions; eight divestitures, three acquisitions.

So it's been an incredibly busy and intense year for everybody. And I characterize it as good progress, but I couldn't be prouder of the progress we've made as company in the face of a very dislocating environment, particularly in the back half of the year.

What's working? Our market share growth in our largest U.S. market is what's working. In aggregate, we built 71 basis points of share position in 2017. And you can see on this chart the share growth by product category. Categories representing about 60% of revenue actually grew share in 2017. And we, despite having a share position of roughly around 35% of the market, contributed 56% of the market growth.

So when you step back from that and you say; are our brands relevant? Are they leading? This would give a really good indication that these are power brands that, with the right investment in innovation and in support and with the right commercial operations built to create commercial value from those ideas, that we can create a tremendous amount of market share growth and increased consumer involvement with our business. And this data is as powerful a chart as I've probably had in my career with the skew of growth in share position, from a high in team sports of over 418 basis points of share growth to some challenges in the appliance business. But as we talk about our path forward, you'll see some of these ideas coming to market that will take the businesses on the far right and strengthen those performances over time.

So what worked in 2017? Very good consumer involvement in our business. And you can see the effect that the model is having on the two legacy businesses, 2016 versus 2017. In 2016, the total company grew its market share by 11 basis points in the U.S. In 2017, by 71 basis points. You see the businesses, the blue bar, which is the legacy Newell Rubbermaid businesses, you see those businesses benefiting more from the investments in capabilities we made starting in 2013 on the Newell Rubbermaid businesses. But as importantly, you see the legacy Jarden businesses start to respond to the model.

And so this characterization of building momentum is how I would view 2017. We're very proud of the market share outcome, but I'm more excited by the possibilities that this trend line suggests. And when you think about all the effort that's gone into building the pipeline of ideas in 2017 for market readiness in 2018 and beyond, which the words on the right are designed to convey, you can get really excited about what's possible going forward.

I am confident -- my confidence is grounded in the realities of what we've done as a company from 2014 to 2017 on the businesses that have benefited from the application of this effort we're making in design and product development and the work we're doing on e-commerce. So baby gear, writing excluding the glue business, food storage are three good proxies for what is possible going forward on the balance of our portfolio. And you can see the stair-step that's occurred in market share position in the U.S.

Now why is this important? What's important about our categories and our model is that we compete in what I've described as disaggregated categories. We're up against subscale, single-category competition. And when we build enterprise-wide capabilities in a couple places that are the most important places to build those capabilities, like design here in Kalamazoo, or like e-commerce in Hoboken and Brooklyn, you end up having the opportunity to consolidate shares.

And what's interesting and unlike other consumer goods categories is that there's not share shifting happening. You see a stair-step effect in our market share growth. And that's because we're up against weaker competition and the application of these advantaged capabilities in that competitive context creates the stair-step effect. And so we have a huge opportunity to continue to play this story out and take the model we've built and extend the shoulders of it to the Jarden legacy businesses, who compete in categories that are very much like the ones we compete in for share advantage.

Now, when you think about why what's important; every consumer business I've ever worked in benefits from a relative market share advantage. And when I say benefit, we benefit from a profit perspective. When you scale your market share to about 40% and you can deliver relative market share advantage versus your competition to about two-to-one, you profit through scale. And so this model is all grounded in driving this top line consolidation of our markets and the improvement of our market share. And we believe that by doing that, and if we do it rationally and efficiently, that we will profit through that activity. So as you think about why we do what we do, that's the logic for it.

Now, e-commerce is the other part of the story. And we delivered very, very strong e-commerce growth. And I haven't given you the exact, exact percentage here and I'm sort of handcuffed from doing that at this moment in time. But the headline is that we delivered very, very strong e-commerce growth in 2017 and the absolute size of our business is getting really, really meaningful. So as consumers shift from brick-and-mortar to e-commerce, we've got and advantaged capability there that complements our design and brand work, and this two-pillared capability agenda is going to serve us very, very well.

You've got to pay for it. So one of the ways we pay for it is by attacking our cost structure. And in 2017, we took $358 million out of the cost structure of the company. That's a big number. A lot of it had to do with the integration of divisions, the collapsing of structures. And we were right -- actually, a little bit ahead of what we intended to deliver. Our plans going forward have us delivering another $700-plus million of savings over the next four years and our plan in 2018 has us delivering $275 million of savings.

That's really important because that is the fuel for investment in places like this. It's the fuel for investment in e-commerce. And our investors expect a return on the stock and their investment in us. And so these savings pools go to fueling either the investment or the returns our investors expect.

The challenge is what I've described to you. This retail landscape shift in the U.S. has resulted in incredible rebalancing of inventories; retailer inventories, not our inventories, their inventories. And so you see this unprecedented period of five quarters in a row where retailers are pulling back on the inventory they hold in their business models. And despite the fact that our sell-out, our consumption with consumers, is going up, we aren't getting replenishment orders as they restructure their business models.

So you've all read about it. If you're in the U.S., you've all read about these challenges that certain retailers are having. If they're a mall-based retailer, you're having challenges because of foot traffic being down 8%, 9%, 10%. So what do you do if you're a retailer and you have that fixed cost, you own the real estate or you lease the real estate in long-term leases? You have to increase the returns you're getting on that investment, and one of the ways to do that is to reduce the inventory that you hold, which gets you a higher return. And there are retailers across the U.S. and across Europe that are dealing with this challenge of high fixed cost in the infrastructure and decreasing revenue on the top of it.

That's what's driving this inventory reduction dynamic. This is with us to stay because this movement is unstoppable in consumer purchase pattern changes. It doesn't mean the brick-and-mortar retail is going away. It doesn't mean that at all. But the less strategically focused and less sophisticated brick-and-mortar retailers are going to feel contraction, which will result in us having a headwind that limits the upside in our revenue from matching the upside in our sell-out, our consumer involvement with our business. And so this is a challenge and it will be with us and it will be present in the U.S., Canada and across Europe over the next five to 10 years. This is the reality of a shift in basic shopping patterns in the company.

Importantly, we experienced inflation last year, and pricing became more difficult in that environment. So it's not just a top line challenge; it's the challenge of being able to cover the costs of inflation. As the retail landscape gets more challenged, retailers exert more influence and power and they limit your ability to price products up because they are worried about their foot traffic being compromised further by our price value getting out of whack. And so clearly in 2017 this became a bit of a challenge.

And so the combination of lack of pricing power in the context of inflation, the fixed cost absorption in our own business model associated with less revenue than we planned, the challenges specifically in writing regarding mix and a couple of other places, coupled with my stubbornness, which I've been accused of, irrationally, I would say, but my stubbornness in not pulling back on e-commerce investment. We could have, and probably should have, in the face of this challenging P&L, pulled back in our investment in 2017 in e-commerce, but I can't bring myself to do that because I know that it is the future, it is strategically critical and it would be a strategically fatal move for us not to play for the future potential of that channel. And so we stuck with it, despite the fact that we had headwinds, and that was the right thing to do. And the fact of the matter is that those three things, relative to the synergies and savings we delivered, were greater than the synergies in savings and as a consequence, we felt the profit pressure that we felt, and investors got stung by that in the back half of the year.

Now there are plenty of things we can do differently. There's always opportunity for improvement. I personally could have, should have, wish I had anticipated some of the event-based issues that we had in the back half of the year, in particular the baby customer issues that we've had and some of the challenges we've had in the more stressed retail environments. And I think if you had the other commercial leaders here, they'd agree with that; that we could have done a better job of planning for this big shift than we did. And we will, going forward.

But on balance, this is the driver of the earnings dynamic. And the fundamental thing that we need to embrace and come to grips with and adjust for over the next decade, either on my watch or on the next leader's watch, is this dynamic because everything changes as a result of it. How we structure our selling systems has to change. How we manage our product through the supply chain has to change. How we think about packaging and whether our packaging needs to be a communication platform, the inner packaging needs to be a communication platform or not, and how we manage our costs through that -- through this shifting dynamic.

This is the fundamental challenge and also the fundamental opportunity. So whatever company figures out how to deal with this best is going -- are going to be the companies, probably plural, companies that end up consolidating market share and winning. And our goal is to be that winning company in this industry.

And so we can't ignore this. We can't pretend that looking backward to old models will solve the problem because the olden days were the good old days; that's not a strategy. The strategy has to be future-focused. It has to anticipate where we're headed, where the consumer is headed, and pivot our business system and model to that new reality. And that's, in fact, what we're on and about doing as a company.

So what is it going to take to win in this new retail environment? Number one, building leading brands has never mattered more than it matters right now. Now, I've been doing this since 1982. So I started my career at Procter & Gamble in 1982 in manufacturing, so 35 years. I am telling you, brands have never mattered more than they matter right now. And in an environment where retailers are consolidating power, in an environment where channel shifting is occurring and people are re-evaluating how they purchase what they purchase, it's a jump ball for products and for brands.

People are reassessing. So if our propositions aren't differentiated, if our propositions don't provide compelling value to the consumer, value defined as product performance for a price, if they don't provide winning propositions in that context, we don't do that with clear brand propositions, positioned consistently with packaging that communicates; if we don't do all the things that are involved in building great leading brand positions, we will risk our consumers making a choice at the moment that everything else was thrown up in the air. That isn't in our interest. And so we need to build leading brands that enable us to continue to win share and we have a responsibility as a leader to grow our categories, not just share shift from competition, but build the relevance of our categories. If we do that, we win in this new environment. Which is why design matters, it's why brand marketing matters, it's why communication matters; all the fundamentals that underpin great leading brand propositions that you've all experienced as consumers, matter, and it really matters now.

In order to do that, we've got to create advantaged capabilities and we have an opportunity to do that in a way that's differentiated versus our competitive set enabled by the scale and the efficiency of an operating company. So if we were to go backward to either legacy Newell Rubbermaid's design or legacy Jarden's design and think that disaggregating our capabilities into the individual business units are going to work, we'd be crazy. We'd be crazy to do that because it would disaggregate -- eliminate the reason for all these categories to be together and part of the scaled proposition relative to our subscale and single-category competition. And so we have to build these capabilities out that can create the point of difference in our products that create a winning proposition in the growing channels. We cannot look backwards. We have to look forwards. And we have to leverage our scale and our efficiency as, in the future, an $11 billion consumer branded focused company to do this.

Design of innovative and differentiated products with the differentiation based on form, finish, and function, is at the heart of what we need to do. That's how you build the value proposition. So one of the core capabilities that we need to create and sustain advantage in is what happens here in Kalamazoo. We need to scale e-commerce globally, and I'll show you where we stand on this. We're way ahead of our competition, but we're not way ahead of the market and so we have opportunity here. And we've got to reallocate and focus our spend on our growth priorities and our growth channels.

That's not easy. Today, roughly 90% of our revenue is brick-and-mortar focused yet more than all of our growth is e-commerce focused. So our infrastructure, our people and our money, are focused on brick-and-mortar, and the future of the company is over here. And so how do you pivot? How do you reallocate? How do you do that without accepting too much risk? This is the big challenge that all consumer goods companies will face. And we're facing it earlier than others, given the nature of our categories and the retailer footprint that we have, which actually puts us at an advantaged position. It may not feel like it in the moment, but it puts in an advantaged position long-term because we will come down the change curve faster than other people will.

And in our judgment, we have to simplify our operations to enable the focus to make those hard choices and that resource reallocation move. And we've probably underestimated the speed with which this change has come at us. If I go back to 2015 and look at the assumptions we've made in the combination, I would tell you I wouldn't have expected the change to have happened as fast as it has in mall-based retail environments and in some of the more specialized retail formats. And so it's coming faster; we need to move faster. And things that we probably would have played out over a longer period of time, we're now going to accelerate so that we can get the focus, simplify the operations, and leverage the portions of our portfolio that can best benefit from these capabilities we've invested to create.

Be clear about one thing; while we have many different businesses, we are one company with one strategy. And we're not a holding company; we're an operating company and we expect to leverage this total corporate point of view across all of these different businesses. And we expect to be sophisticated enough to deal with the friction that sometimes gets created in a structure that has certain capabilities designed across the enterprise and other capabilities vertically designed by category or division. We're good; we're good enough to be able to handle that kind of friction and accept it as part of the business costs associated with a model designed to create competitively advantaged capabilities.

The transformation is largely on-track. Some of the environmental issues are different than what we expected, but we're sort of right at the early stages of the strengthen phase of the transformation. And while we won't get into M&A probably in building out the portfolio's shoulders before 2020, given the work that's ahead of us, we're going to be in a position with a great company as we come through this transformation window to do just that; to complement our organic agenda with M&A activities in the core, as we have in the past at Newell Rubbermaid, so that we complement our portfolio of brands in the big businesses we expect to invest to win in.

We've announced this transformation acceleration plan a few weeks back. And while I won't go through these words, these are the words that characterize what we've said publicly. Importantly, we have a set of businesses that are under review and that we expect over time to divest if the interest continues to build in these assets, as we've discussed. This is a compilation of businesses that are commercial- and industrial-focused and some smaller consumer-facing businesses.

Probably the one business that presents kind of the biggest question mark that I get when we talk about these assets is the Rawlings business. And this is a great business that the team, under Mike Zlaket, leads and has created a ton of value. All of these businesses are good businesses with great teams. Rawlings, I get the most questions about because it's a relatively big consumer-facing business. And this really has to do with the moment we're in, in the industry and the likelihood of consolidation happening in the industry, and given what we're dealing with, we're unlikely to be the consolidator. So in that context, if we were going to play big in sporting goods, we'd need to double down now. And as a function of the activity that's happening around us and the issues we've got to confront, that's unlikely to occur. So Rawlings ends up making this list, but could have easily not made this list.

These are great businesses. They're run by great people. They're performing well. And the people that are going to look at these businesses will be folks that want to invest even more than we would invest in them so our teams will have a bright future where these businesses end up.

This process will take 18 to 24 months. There's certain activity that's happening upfront and there are other activities that will happen later in the year and into 2019. A lot of work to do in these places, a lot of work to do by the people that are running these businesses to both focus and deliver while also being involved in the sale assessment and sale process. So we'll communicate frequently on this to the whole organization.

Importantly, why reshape the portfolio now? There's a couple of comments I'd make here. It sharpens our focus and enables quicker responsiveness to the environment I've just described to you, this challenging retail environment. It maximizes growth in margin, because as I'll show you in a second, the businesses we're keeping in the U.S., which is our biggest geography, have about 20% of their point-of-sale tied up in e-commerce today. So if e-commerce is growing strong double-digits and you've got 20% of our portfolio e-based, that would suggest that you growth mix effect that's a positive thing for the company, and because our margins are attractive in e-commerce, you get a margin mix effect for the total company that doesn't exist on the other side of our portfolio.

It also reduces your exposure to fixed-cost margin pressure that will inevitably come in the brick and mortar portion of our portfolio. So as it contracts, we get an absorption issue and margin compression. So these two points really kind of work synergistically together to get you to a higher margin, higher growth set of outcomes.

Simplification, which I'll show you in a second, that comes along with the choice to consider selling 25% of our revenue stream, will accelerate the profit development and therefore the affordability in our P&L to invest in our brands and will also strengthen free cash flow productivity, which is an important thing to all of us because if we generate more cash, we have more investment firepower to put back into the business.

And also it allows us, in a risky environment where retail is going through a lot of changes, to accelerate the deleveraging of our balance sheet. So we expect to deliver about $6 billion of proceeds after tax as a result of the disposals. $4 billion will be deployed to deleveraging the balance sheet or paying down debt and then $2 billion will be available to do other things that create value in the business like invest back into share repurchases or invest back into M&A for growth.

And it reduces -- this will reduce our industrial and commercial exposure. So we've been on a ride since 2009 where there's been no kind of step-backs in the economy in the U.S. And that's a long period of time to be recession-free. And so the businesses, aside from the small consumer businesses, the big businesses we're considering selling are more cyclical than our consumer-facing businesses. And they're trading today at very, very high multiples because there's a nice tailwind in the economy.

But this won't last forever. Typically, you have recession every seven to eight years, and it's been seven-plus years since our last one. And so when that moment comes, and it inevitably will when interest rates rise enough, these businesses' value will collapse. And so we're at a unique moment in time where the multiples are very high, and because of tax reform where what's called tax leakage on a disposal, it's the amount of cash you have to give back to the government, is lower than what it was before, that we have this convergence of opportunity. And so we're going to make this choice, assuming we can find the right buyers in service to our people and the businesses, because it sets up the future.

When we talk about significant complexity reduction related to this; 25% of our revenues under review, they have 53% of our factories, that 25% of our revenue. They have 47% of our distribution centers. They have 50% of our retailer and distributive trade interfaces. They've got 40%, about 40%, of our brands. And they've got 100% of our unbranded business. We have about $600 million of unbranded business as a company, which tend to kind of have lower margins and tend to be more vulnerable to price competition. 100% of the unbranded business sits in the businesses under review.

What does the new company look like? It's a company that's twice as big as Newell Rubbermaid at about -- legacy Newell Rubbermaid -- at about $11 billion. It's 100% consumer-facing. It's in all the development in delivery business units. It's in businesses that have continuity of leadership team in place. And it's in businesses that have been working hard to build the innovation funnel and the e-commerce agenda out.

This $11 billion company is incredibly well-positioned to leverage our core business model. We touch consumers, hundreds of millions of consumers, every day. These categories live in large addressable global category footprints. The competitive set is subscale and single-category so that doesn't change. And we've got, as we manage this business in a matrix structure with capabilities that cut across the top, we have the opportunity to leverage advantaged capabilities for gain competitively, and the opportunity globally to extend our footprint still available to us on these large league consumer-facing assets.

The innovation funnel is really building. And this gives you a representation of where the funnel stands as we exit Q4. And as I mentioned, we've tripled the legacy value, legacy Jarden value, in that funnel. And the funnel is focused on these consumer -- this $11 billion consumer portfolio. There's some exceptions to that, but the large portion of the funnel is consumer-facing.

The testing that's going on, on concepts in this business are really strong. So this looks at both relevance and differentiation for the concepts that the design team is working to build products around and it benchmarks our testing against the suppliers' cross-industry standards. And it shows you that innovation is alive and well in this company and that there's a huge amount of potential to come to market.

Clearly, we're bringing these ideas to market starting in the back half of 2017. And I'll give you a series of snapshots of things that have come to market in the last four months or are coming to market now, to include -- where's Caleb? Way in the back.

Caleb is the father of this one. For those of you that aren't in the room that are around the world, Caleb in his weekend fun created this design-led concept that has really blown the doors off in the cookware market. And there's a magazine in the U.S. called Real Simple, and Real Simple profiled this idea and product as the number-one idea in the holidays. And Caleb and his team built this idea out, and congratulations for an incredible achievement. And you'll always be able to look at this and say, that is something I personally created, which is the power of a design community like this. So you should be incredibly proud. This business, the power SKU, the power pack in this one, sold out at the holidays. So we're scrambling to get it back in stock. It's going to do wonderful things for the Calphalon brand. And it will set up one of the big innovations I'll show you in a minute that comes in the back half of 2018 on that brand. So congratulations.

You know what's interesting about this one; it touches every bit of the value proposition. So look at it. It's got a functional point of difference, which is space-saving. It's claimable. And it's design-led. And so that's the perfect example of our model at work and it's a really powerful idea. So congratulations, everyone here.

Simple ideas like this one, which is right back up here, an idea of a tent that blocks out the sun. Now, you may say; all tents do. Not really. All tents don't. And so the idea of a claimable functional point of difference that blocks 90% of the sunlight out so that your kids can sleep later or you can go to bed earlier or the tent stays cooler; all of those real consumer benefits are powerful. And people are willing to pay for value defined as a functional point of difference. And so as we think, on the Coleman brand, about how to compete with private label, our biggest supplier is Walmart -- I mean our biggest competitor is our own customer in Walmart with a brand like Ozark Trail. Bringing differentiated propositions to this brand are the things that will rejuvenate one of our most powerful assets that has incredible latent equity. And so we see that happening here. This is also sold out. So we could do a better job of planning our volumes so that we can meet consumer demand, but I like that this is not a bad problem to have.

And then the guys on the Onelink business, on the First Alert business, have done an incredible job thinking about a fire alarm in a different way. If you think about it, a fire alarm is a one-way communication device. And in most places in Europe and in the U.S. it's required by code in every bedroom. Well, the work that Tom Russo and his team are doing in partnership with many people around the company is to change that device from a one-way communication device to a two-way communication device.

So imagine a fire alarm that not only warns you and speaks to you when there's a problem, but you can speak to it when you want to do something. So you want to play music; rather than speak to Alexa on your desktop next to your bed, speak to your installed device in your roof. And the team has done a great job of partnering with Amazon, with Google and with Apple to create a compatible device for those platforms. And so it changes the definition completely of what a smoke detector is to a communication platform, one element of which warns in a problem, the other element which enables daily life. And so the speaker technology that will be in these devices over time is really exciting and leverages the best of one of our partners' know-how. And so a very, very powerful idea that completely transforms a brand from a fire extinguisher to a device that helps you live your life more fully.

And it is at the heart of life, which is the promise this company makes. And so think about how transformative that is and think about how you can take that concept and the power of that idea and extend it to different categories.

Simple ideas that serve a real need, but are difficult to execute technically; but the idea of a stroller that, with a push of a button and the pressure of a foot, creates and extends to a two-seater with 30-plus different modes of operating. Powerful idea. Or something as simple as a different technology for fill on Marmot that does a great job of improving your movability and also does the job of heating and keeping you warm in extreme environment.

Or the power of applying innovation to a retail concept. So I don't know how many of the folks in the company had the opportunity this holiday season to go see the Candle Power pop-up store. But it takes all the assets that home fragrance has to deploy and comes up with a completely different experiential retail environment that has application, and we've learned a lot through this experience, in both product design through the experience and also retail environment, retail-tainment. And the possibilities are really endless both in applying the learning online, but also applying the learning to new retail concepts that could be executed in our current mall-based formats. So lots of learning and innovation happening there.

And then of course, the big platform ideas are just beginning to come to market. And in the second half of this year you'll see the intersection of a Newell Rubbermaid brand with a legacy Jarden category with a design capability that's integrated in Kalamazoo to create a really powerful platform of products in the appliance category that premium-izes our appliance offerings and creates a tremendous commercial opportunity for David Hammer and his team in Boca to be able to leverage and come to market and build out a huge really interesting platform in the mid- to upper part of the market. And this could be very, very exciting. But you see in this slide the power of the model coming to life; an intersection of a Jarden asset and a Jarden business team with a Newell brand with an advantaged capability that really didn't exist in either place to create something truly special and with tremendous commercial promise.

So lots to do here, lots of exciting things. This all happens, the design work happens in the space we're in. And it's a phenomenal space. And if you have the opportunity and you're around the world and you want to conduct a meeting, Nate's happy to host you here and you get to meet some of the exciting people I get to meet, which is a team of forward-looking folks that are thinking big about new ideas, that are working the conceptual front end to a pipeline of commercial propositions and doing so in an incredibly energizing and compelling way.

And when I showed Nate this slide yesterday, he told me that Mark had challenged you guys to double these numbers in 2018, which Nick said that you gladly accepted as a challenge, and so when we come back here next year to do the town hall, I'm sure we'll see even greater numbers. Now I like these numbers. I was fine with them; Mark, I don't know. Mark is always asking for more. But 11,000 ideas, extraordinary, and I do think the way you've accepted the challenge is the right thing to do, given the capacity we've built here and the opportunity that exists.

Our e-commerce footprint in the context of the new company we're creating is really powerful, so if you look at the line that's drawn across the center of this slide, you'll see that about 20% of our future portfolio's revenue, as represented by POS here, but our revenue will be e-based, growing at strong double-digits. The portfolio that's under review has only about 2% representation, so this is an important criteria for the choices we've made, and there's a huge opportunity ahead, both in broadening our international footprint in e-commerce and the building out specific category-based strategies for e-commerce that will be partnerships between the category divisions, category-based divisions, and the e-commerce division, and we're at the early stages of this, but e-commerce as a global platform, really key to the future of the company, and as importantly, the bottom bullet point, on the left-hand side of the screen, that you're all looking at, is really, really important for us. You know, one of the great assets we've got, the great opportunities we've got, is build our revenue streams out with our pure play customers, the Amazons and the Alibabas of this world, and with our retailer.com partners in Walmart.com and Target.com, Tesco.com, but the important thing we mortgage when we build that platform out is access to the data about our consumers as individuals. That is the retailer's asset, when we work through a pure play retailer and a through a brick and mortar retailer.com. And so we've got to build our direct-to-consumer interfaces, either direct brand stores or brand marketplaces. We're not trying to be Amazon, we're not trying to be Walmart.com, we're trying to get to know our consumers in a way that others won't invest to have the benefit from. And this direct-to-consumer platform, really, really important to us going forward. Today we make lower margins, so there's a whole business system challenge associated with this. We've got to figure out how to fulfill efficiently demand, and we have to figure out how to create demand through this direct interface, so that we can then turn around and leverage those insights across the e-commerce landscape going forward.

There's a really powerful idea that the e-commerce team is working on in partnership with the design team, which is a brand store, an integrated brand store platform, called "The Heart of Life," that will give consumers and employees, but largely consumers, access to our portfolio through a direct interface, and there's a lot more to come on this, but at the tail end of this year, we expect to be in market with this platform live, and we will not only have our brand stores, like Marmot.com or Coleman.com, or YankeeCandle.com, but also this Newell interface and marketplace up and running. And it will be absolutely critical to our building out over the next number of years - it's probably a five- to ten-year journey, the insights that all of you folks will have as you lead the company in the future, that are based on insights that are related to individuals as opposed to cohorts, which is how we build our consumer insights today. So it's a very different model, it's critical that we build this knowledge out ahead of our customers having it, such that we assert ownership of the application- applications connected to these insights for our brands and don't leave that to our customers to leverage.

So, if that weren't enough in terms of what's going, there's some other things going on. I think you've heard the news about the work we're doing to strengthen the board. If you haven't, we've got three new directors that are coming into the company, two that have been appointed as of last week, and one that will be on the proxy later this year. Jim Craigie, who's the current non-executive chairman of Church & Dwight. He's the former chairman and CEO of Church & Dwight. Debra Crew, who's the former chief executive officer of Reynolds America, former Pepsi executive before that. Judy Sprieser, who was the founder and CEO of marketplace for the consumer goods industry called Transora.com. Before that, she was the CEO of Sara Lee Foods, before that, the CFO of Sara Lee Corporation. And so we are really proud to have these three new members joining the board. They bring an incredible amount of operating knowledge and experience to us and will be terrific contributors to our management team over the coming period.

At the same time we've got a proxy contest underway. We've been approached by one of our investors, Starboard Value LP, and they've nominated their own slate of directors to be appointed to our board, including three former members of our board. So it's going to be an exciting couple of months of back and forth around whose ideas have the most resonance. I'm hopeful that you get well-insulated from this so that you don't get distracted by all the gymnastics we will have to deal with, and I'm confident that we have a strong point of view on strategy and path forward and we can make the arguments necessary to win this contest. But you will see a lot of back and forth in the press; do your best to ignore it all, because anything that's in the press is not going to be representative of the real conversations that are happening one to one, and it'll just be tactics employed by one side or the other, and I just encourage you to ignore all that and stay focused on the business at hand. Things will come to a head in May, sometime. I think that's roughly when we would normally have our shareholders meeting, first or second week in May, and that's when our investors will have the opportunity to vote on which point of view they want to s support. If you're a shareholder, you'll have the opportunity to vote. You'll be besieged with materials from both sides, and I encourage you to read the materials, but make sure that when you're voting, you're using the white proxy card, which will be ours, and not the blue or pink or whatever other color proxy card the opposition will have, if you are inclined to support the strategy I've laid out and the ideas we're talking about today.

So I think the most important thing I can say to you is it'll be a two-month blitz. If you do get calls from the outside, please don't respond to the media, don't respond to any outside inquiries; direct those calls to Mike Sinatra, who is our externals coms lead, or to Nancy. Nancy, raise your hand, look at the camera -- everybody knows Nancy. Or to Brad Turner in legal, but Mike and Nancy, probably the two folks that can handle most of the incoming.

So with that, I've got a set of questions that you've asked, that I hope I've answered already, buy I'll try to do my best if I haven't and you haven't been satisfied with the conversation.

Number one question -- can you explain the strategy behind divesting our industrial and some other consumer businesses? Good question. I've spent a fair amount of time on this in the presentation, hopefully that was clear - we're looking to focus our business around the two core capabilities we built as a company, our work on designing superior products to enable differentiated brands, and our work around winning with winning customers and winning channels. And the businesses we're keeping are 100% consumer branded businesses, they compete in large, growing global categories that are unconsolidated and offer us tremendous market share consolidation potential, but most importantly are best positioned to leverage the capabilities we've built, and that's the logic behind which we've made the choices we've made.

How might the recent U.S. tax law impact changes in Newell Brands? Well, clearly the tax law change is a positive for us. Some of the benefits the organization now has the opportunity to participate in, in particular the 401k plan, that for the Jarden legacy employees, the contribution match was a much lower number, the ability to pay for something like that is funded in part, through efficiencies that tax reform provides, so I think that's an important benefit. As importantly, tax leakage on these deals, as I've described them, creates, with a lower tax rate, creates more opportunity for us to be able to accelerate the transformation. So that's a positive. And quite frankly, the overall tax rate of the company coming down to between 20% and 21% is a good thing for the company, because it gives us more earnings flexibility which will allow us to invest more back in the business, creating a return for our investors. So I think it sets up a healthier future. How long it's with us is anyone's guess. So part of the reason why we've made the choices we've made in the timeframe we've made them is to leverage the moment we're in, and you know, depending on whether this administration is a four-year run or an eight-year run may influence how long this tax structure is in place. So we've got a window of time where we think we've got the opportunity to leverage it, and we're doing that.

How much of the old Jarden business will we keep versus sell? I actually don't think about it that way anymore. You know, it's been 18 months now, almost two years now. We're one company. I think about businesses through the rough the lens of which businesses have the opportunity to contribute most to our overall agenda, but I haven't' really thought about businesses we're keeping and selling. You know, there's a bunch of Newell Rubbermaid legacy businesses in the mix under assets under review, and there are a number of Jarden businesses in the mix. One of the pride and joys of the Newell Rubber maid Company was Rubbermaid Commercial Products; that's in the mix. It's a big business, it's an $800 million business with a lot of history, all the way back to the pre-merger of Rubbermaid Corp. and Newell Manufacturing Corp., so there's a mix of both and I don't think about it in legacy terms. I show it to you that way so you can understand the progress that's being made, but when I think about this company, I think about it as one company and one strategy and one team, and I'd encourage you to do the same.

Besides the planned divestitures, what is the company going to do differently to obtain different results? Well, that is a great question, and you know, I think we need to just stay focused, we're dealing with a dislocation in our biggest market in the U.S., that is a series of events that we have to work through, one in the running business, one in the baby gear business, and one that is related to inflation and pricing power and those things will be behind us after the first half of this year, and the things have always driven us and the things that need to drive us through the moment we're in, which is as focus on delivering share growth, a focus on building our franchises with consumers, a focus on shifting resources to the winning channels and the winning retailers, in order to unlock that consumer impact, and work on costs and margin to ensure that we grow, but grow profitably. So that is-- and then work on making the company more efficient, so we can generate more cash, so that we have the flexibility to invest back into the business in a way that we want to, so that means working on working capital, inventory, et cetera. So those things are quite important, and those are the things that have driven us and gotten us to where we are, and those are the things that will sustain our momentum going forward, and we have to work our way through this moment we're in with respect to the external disruptions.

Will the makeup of the board of directors affect me and other employees? Well, I hope the board impacts all us; you know, that's their job, is provide the right governance and to influence the choices we're making, and I hope you all get to know the board over time. I think they're really high-quality people with lots of perspective and history, and they have a lot of value to add to our business, so I hope that you all have the opportunity to tap into their energy and perspective over time. Certainly they influence me and my team directly because we spend a lot of time with them, but I guess I wouldn't expect them to affect your everyday life, but the periodic moments where we're in the same place, I'm sure you'll get a lot out of getting to know them.

Is this the last one? Last question - you've announced that Newell will be creating a divisional line bonus plan for management and professional employees as well as a selling plan for divisional line employees. Will any of these plans include a personal bonus component in addition to the company division components. Well, obviously 2017 has been a really disappointing year in this regard and you know, there was a lot of debate about whether we sort of fudge it and compensate for the lack of performance by putting an overlay plan in place, and you know, I chose not to do that. And that may seem a little bit harsh, but we have to build a culture of paying for performance and at the heart of that is, part of that is, you know, when it doesn't work out, having the accountability for the fact that it didn't work out. And that hurts in the moment that we're in, but I think it's the right point of view to have from a leadership perspective going forward, which gives us the opportunity to earn more when we perform better, and next year's plan, which you'll - if you haven't read about it, you'll read about it shortly, does a better job of providing line-of-sight accountability into the divisions, such that the division targets on profitability across another, broader set of metrics, are clearer than the division, but the company as a whole will pivot its bonus plan 50% around operating cash flow, 50% around normalized earnings per share delivery, and the divisions will have a shared ownership of the corporate outcomes, at about 25% of their total bonus, but 75% of their total bonus will be a function of their line-of-sight deliverables, which I think is a better place for us to be. It gives the divisions more focus and skin in the game and an ability to work as a team to find a path to overcome the obstacles they might face, as opposed to relying on a peer to help them in moments where things aren't working out the way they are. And we'll work with those teams to the degree they get ahead of their targets, to encourage them to not give that momentum back, because they will have the opportunity to over-achieve beyond their targeted outcome.

So, the way to think about it, corporately, 50% operating cash flow, 50% earnings per share, for a division, 12.5%- corporate operating cash flow, 12.5% normalized earnings per share for the total company, 75% is the division target, which will be one target. We'll have plenty of other numbers to focus on and deliver the one target, and it will most likely be operating income dollars, which is the contributor they make to cash flow and to EPS.

So with that, I think I'm- am I four minutes over? Two questions. Yeah, sure, so does somebody have a microphone? Great. So are there any questions from the audience that anybody wants to ask. Here's one upfront.

Speaker:            Hi, Mike.

Michael Polk:        Hi.

Speaker:	First of all, thanks for coming to the design center. How do we adapt, or how have we adapted, as a company to react to a fast-changing market more quickly?

Michael Polk:
So, you know, what we have to do, and I think there's some argument as to whether we've adapted fast enough, but what we have to do is we have to pivot our resources to where the growth in the market is, which is going to be e-commerce and there are winning brick and mortar players as well. And so what does that mean by pivoting the resources? It means pivoting the people, pivoting the programming dollars, it's changing the way we go to market in order to maximize the consumer involvement with our franchise, and that's a big challenge. It's not something that happens overnight, it's something that has to happen division by division, and it's something that requires the divisions to, as they build out their plans, to think about, in the granular, very granular way, what they can expect from different particular retailers in their different product categories. And building out that forecast bottoms up, as opposed to historically how many people have done it, which is a top-down approach. And that won't work anymore, so people are afraid to call the bottom on the declining retailers, and as a result, they overall the decliners, and then they're faced with scrambling through the year to make up for those gaps, by putting more money into the healthier retailers, and spending more than they otherwise would have had to spend had they built the plans bottoms up, in the right, more granular way. And so we've agreed with the divisions that this is approach which we're going to want to take. It's a little bit of a sort of inversion in perspective, because it's really unusual for somebody like or somebody like Mark or somebody like Bill to say, ``You're not calling it low enough.'' Typically we do the other kind of conversation, which is, ``You've got to be able to do better than that,'' and the reality is, that's a completely different planning posture for leadership to have, because we want to get the numbers called properly on the stressed formats, and then it creates the pressure in the right places. The growing formats and through the P&L, in a way that allows us to pursue the opportunities connected in those spaces, in a more planful and not reactive way, which will enable us to not spend as much money. It'll enable us to build a more strategic conversation out with those customers that have to carry a heavier bag for us, going forward. So that's just one little anecdote on how we have to do things differently. There are many, many others. We're going to put more pressure into- we're going to take pressure off the top line, and put more pressure on ourselves on cost and margin and cash flow delivery, which is a difference in planning posture as well.

Other questions?

Speaker:
Hi. So as you know, I'm sure, it's really difficult to change consumer shopping patterns, whether it's brick and mortar or online. So, as our e-commerce site kind of launches and grows, what percentage of our sales or customer base do you expect to come from there?

Michael Polk:
Well, it, I mean, it's really quite large today, crossing over into double-digit territory globally. Most fast-moving consumer goods companies like the Procter and Gambles of this world, or the Colgates of this world, are less than 5% of their total revenue stream, so we're more than double what other categories are, and that one chart I showed you, in the U.S., baby gear is 49% of their revenue is e-based today. And interestingly, and coincidentally, baby gear has the strongest growth record over the last four years, as a result of having that mix dynamic. So the new company will have 20% of revenue, roughly 20% of its revenue, in the U.S., e-based, and that mix will continue to go up, quite substantially, over time.

You know, it doesn't matter where we end, it matters a lot of what we do to enable us to maximize the impact. I don't think brick and mortar is going away; people like to shop, because they want a showroom, particularly in discretionary products, they want to touch and feel, and there is something cathartic about walking around and looking at what's available and that's easier to do in a 3D environment than it is in a 2D environment. So I expect brick and mortar to be with us for a very, very long time, but you see the high side in baby gear at 49%. If you look within baby gear, high chairs within baby gear, 57% of the revenue generated, point of sale, generated in the U.S. is e-based today. And then on the low end, you see some categories like writing, where there's certain product forms that are much lower than that, so where do we all end up? I don't know, but we'll be strongly double-digit as a percentage of our total revenue with strong double-digit growth on that. So if you're 10%- 10% of your revenues is e-based today, let's just speculate that it is, and you're growing at 25%, then you get 2.5 points of ore growth just from that 10%, so if it's 20% and is growing 25%, you get five points of core growth from that 20%, and so that's a big deal. We don't have 5% growth. We grew 0.8% last year, so you know, it's really, really important to have a business that has a very high e penetration and that's where we headed, that's why we're going to continue to invest and create a strengthened position there, that's why we've got to fund that investment by rethinking about how we go to market in brick and mortar, and challenging ourselves to make sure we're not over-subsidizing the declining formats. It's not to say that brick and mortar isn't vibrant; Walmart is vibrant, Target is vibrant, Costco is vibrant, Sam's club is doing well. Dollar stores are doing really well, selective grocery customers like Kroger doing really well, and the drug channel, Walgreen's/CVS doing really, really well. So there are certain formats that we're going to want to leverage the heck out of brick-and-mortar, but it's in the more stressed formats that we have to be really thoughtful about not over-subsidizing the activity we've got there.

So, with that, thank you for that question - great question. I've been coached by my team to not drag this on too long, back in the front row here, way back -wave to the camera. Beth is like ``You're four minutes over!'' and so I appreciate that guidance and appreciate your attention through probably a little bit more wordy experience than you've had in the past from me, but I'm happy for any and all feedback, so bring it on, and I'll try to adapt to whatever suggestions you might have on how to make this more valuable to you.

So thank you very much and I guess this is all until the end of the first quarter.

Additional Information

In connection with Newell Brands’ 2018 Annual Meeting of Shareholders, Newell Brands will file with the U.S. Securities and Exchange Commission (the “SEC”) and mail to the shareholders of record entitled to vote at the 2018 Annual Meeting a definitive proxy statement and other documents, including a WHITE proxy card. SHAREHOLDERS ARE ENCOURAGED TO READ THE PROXY STATEMENT AND ALL OTHER RELEVANT DOCUMENTS WHEN FILED WITH THE SEC AND WHEN THEY BECOME AVAILABLE BECAUSE THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. When filed with the SEC, the definitive proxy statement and WHITE proxy card will also be mailed to shareholders of record. Investors and other interested parties will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, or from Newell Brands at its website, www.newellbrands.com, or through a request in writing sent to Newell Brands at 221 River Street, Hoboken, New Jersey, 07030, Attention: General Counsel.

Participants in Solicitation

The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the 2018 Annual Meeting. The participants in the solicitation of proxies in connection with the 2018 Annual Meeting are currently anticipated to be the Company, Thomas E. Clarke, Kevin C. Conroy, Scott S. Cowen, Michael T. Cowhig, James R. Craigie, Debra A. Crew, Ros L’Esperance, Michael B. Polk, Judith A. Sprieser, Steven J. Strobel, Michael A. Todman, Raymond G. Viault, Ralph Nicoletti, Mark S. Tarchetti, William A. Burke, Bradford Turner, and Nancy O’Donnell.

As of the date hereof, Dr. Clarke beneficially owns 64,358 shares of common stock of the Company, par value $1.00 (the “Common Stock”), which includes 64 shares owned through a family foundation and 366 shares held in an irrevocable trust. Mr. Conroy beneficially owns 14,761 shares of Common Stock. Dr. Cowen beneficially owns 89,103 shares of Common Stock, which includes 1,220 shares owned by Dr. Cowen’s wife. Mr. Cowhig beneficially owns 63,710 shares of Common Stock. Mr. Craigie beneficially owns 3,175 shares of Common Stock, which includes 1,594 shares held in trusts, 797 shares each, for the benefit of Mr. Craigie’s children. Ms. Crew beneficially owns 30 shares of Common Stock. Ms. L’Esperance beneficially owns 10,720 shares of Common Stock. Mr. Polk beneficially owns 1,127,520 shares of Common Stock, which includes 225,872 shares of Common Stock issuable pursuant to stock options and RSUs currently exercisable or exercisable or vesting within 60 days and includes 332,925 shares held in grantor retained annuity trusts for the benefit of Mr. Polk’s children and 47,303 shares held in trust by Mr. Polk’s wife. Mr. Strobel beneficially owns 50,707 shares of Common Stock. Mr. Todman beneficially owns 54,949 shares of Common Stock. Mr. Viault beneficially owns 84,479 shares of Common Stock. Mr. Nicoletti beneficially owns 14,788 shares of Common Stock, which includes 25 shares held in a revocable trust by Mr. Nicoletti’s wife, 193 shares in an IRA and 14,570 held in a revocable trust. Mr. Tarchetti beneficially owns 260,949 shares of Common Stock. Mr. Burke beneficially owns 175,046 shares of Common Stock. Mr. Turner beneficially owns 14,134 shares of Common Stock. Ms. O’Donnell beneficially owns 6,855 shares of Common Stock. As of the date hereof, Ms. Sprieser does not beneficially own any shares of Common Stock.
Certain information concerning these participants is also set forth in the Company’s definitive proxy statement, dated March 30, 2017, for its 2017 annual meeting of shareholders as filed with the SEC on Schedule 14A and the Company’s Current Reports, dated August 24, 2017, January 21, 2018, February 16, 2018 and February 22, 2018, as filed with the SEC on Form 8-K. Additional information regarding the interests of these participants in the solicitation of proxies in respect of the 2018 Annual Meeting and other relevant materials will be filed with the SEC when they become available.
Caution Concerning Forward-Looking Statements
Statements in this transcript, other than those of historical fact, particularly those anticipating the nature and timing of, and action taken in respect of Starboard’s stated intention to nominate directors for election at Newell Brands’ 2018 Annual Meeting, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other federal securities laws. These statements generally can be identified by the use of words such as “intend,” “anticipate,” “believe,” “estimate,” “project,” “target,” “plan,” “expect,” “will,” “should,” “would” or similar statements. Newell Brands cautions that forward-looking statements are not guarantees because there are inherent difficulties in predicting future results. Actual results may differ materially from those expressed or implied in the forward-looking statements. Important factors that could cause actual results to differ materially from those suggested by the forward-looking statements include, but are not limited to:

•
uncertainties regarding future actions that may be taken by Starboard Value LP (together with its affiliates, “Starboard”) in furtherance of its stated intention to nominate director candidates for election at Newell Brands’ 2018 Annual Meeting;

•	potential operational disruption caused by Starboard’s actions that may make it more difficult to maintain relationships with customers, employees or suppliers;

•	Newell Brands’ dependence on the strength of retail, commercial and industrial sectors of the economy in various parts of the world;

•	competition with other manufacturers and distributors of consumer products;

•	major retailers’ strong bargaining power and consolidation of Newell Brands’ customers;

•	Newell Brands’ ability to improve productivity, reduce complexity and streamline operations;

•	Newell Brands’ ability to develop innovative new products, to develop, maintain and strengthen end-user brands and to realize the benefits of increased advertising and promotion spend;

•	risks related to Newell Brands’ substantial indebtedness, potential increases in interest rates or changes in Newell Brands’ credit ratings;

•	Newell Brands’ ability to effectively accelerate its transformation plan and explore and execute its strategic options;

•	Newell Brands’ ability to complete planned acquisitions and divestitures, to integrate Jarden and other acquisitions and unexpected costs or expenses associated with acquisitions or dispositions;

•	changes in the prices of raw materials and sourced products and Newell Brands’ ability to obtain raw materials and sourced products in a timely manner;

•	the risks inherent to Newell Brands’ foreign operations, including currency fluctuations, exchange controls and pricing restrictions;

•	a failure of one of Newell Brands’ key information technology systems or related controls;

•	future events that could adversely affect the value of Newell Brands’ assets and require impairment charges;

•	the impact of United States or foreign regulations on Newell Brands’ operations, including environmental remediation costs;

•	the potential inability to attract, retain and motivate key employees;

•	the resolution of tax contingencies resulting in additional tax liabilities;

•	product liability, product recalls or related regulatory actions;

•	Newell Brands’ ability to protect its intellectual property rights;

•	significant increases in the funding obligations related to Newell Brands’ pension plans; and

•	other factors listed from time to time in Newell Brands’ filings with the SEC including, but not limited to, Newell Brands’ most recent Annual Report on Form 10-K.
The information contained in this transcript is as of the date indicated. Newell Brands assumes no obligation to update any forward-looking statements as a result of new information, future events or developments.